UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Commission File Number 000-30862

CERAGON NETWORKS LTD.
(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Underwriting Agreement

On November 20, 2013, Ceragon Networks Ltd. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”), with Needham & Company, LLC, as representative of the underwriters named in Schedule I thereto, pursuant to which the Company agreed to sell to the underwriters an aggregate of 14,000,000 of its ordinary shares, nominal value NIS 0.01 per share. Pursuant to the Underwriting Agreement, the Company also granted to the underwriters the option to purchase up to 1,600,000 additional ordinary shares within 30 days of the date of the Underwriting Agreement to cover over-allotments.

The shares will be sold pursuant to the Company’s shelf registration statement on Form F-3 (File No. 333-183316). The Company has filed a prospectus supplement, dated November 20, 2013, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the 14,000,000 ordinary shares, as well as up to 1,600,000 ordinary shares issuable upon exercise by the underwriters of their option to purchase additional shares.

The foregoing description is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Legal Opinion

In connection with the issuance of the offered shares described above, the Company received an opinion of its Israeli counsel, Shibolet & Co., which is filed as Exhibit 5.1 hereto.

Incorporation by Reference

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Registrant’s Registration Statement on Form F-3 (No. 333-183316), as amended and supplemented from time to time.

Exhibit Index

Exhibit Number	Description

1.1	Underwriting Agreement dated November 20, 2013.

5.1	Opinion of Shibolet & Co., dated November 21, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CERAGON NETWORKS, LTD. (Registrant)

Date: November 21, 2013	By:	/s/ Donna Gershowitz
	Name:	Donna Gershowitz
	Title:	VP General Counsel